Exhibit 99.1

For Immediate Release

TFI INTERNATIONAL TO ACQUIRE US$3 BILLION REVENUE LTL CARRIER UPS FREIGHT IN APPROXIMATELY US$800 MILLION ENTERPRISE VALUE TRANSACTION

– Combined LTL networks in the United States and Canada projected to provide most extensive North American coverage, accelerating industrial and e-commerce growth opportunities –

– TFI expects the transaction to be accretive to diluted EPS in 2021 –

– Transaction expected to close in the second quarter of 2021 –

Montreal, Quebec, January 25, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it has signed a definitive agreement to acquire UPS Freight, the less-than-truckload (LTL) and dedicated truckload (TL) divisions of United Parcel Service, Inc. (NYSE: UPS), for US$800 million on a cash-free, debt-free basis before working capital and other adjustments. Approximately 90% of the acquired business will operate independently within TFI International’s LTL business segment under its new name, “TForce Freight”, while acquired dedicated TL assets will join TFI’s TL business segment. The transaction is subject to usual and customary closing conditions, including regulatory approvals.

Alain Bédard, Chairman, President and Chief Executive Officer of TFI International, commented on the transaction, “We are pleased to announce this highly strategic transaction that will strengthen our service offerings to customers as well as our ongoing relationship with UPS. Our strategy of operating independent business units with a high degree of accountability is well-suited for building on UPS Freight’s strengths and improving margins over time. TForce Freight will continue to serve UPS’ ongoing LTL distribution needs, and UPS will continue to provide freight volumes and other services to TForce Freight after the transaction for a base term of five years. We also look forward to offering expanded strategic network opportunities to UPS in Canada. This transaction is a ‘win-win’, allowing TFI to continue our strategic expansion across the US and aligning with UPS’ ‘Better not Bigger’ strategic positioning.”

Mr. Bedard continued, “We’re excited by this very attractive opportunity to extend our longstanding record of successful growth through acquisition, which will vault TFI International to one of the largest North American LTL carriers. The assets acquired include a network of 197 facilities (147 of which are owned), and combined with TFI’s Canadian LTL operations, will create what we believe to be North America’s single most comprehensive LTL network, especially as we continue our expansion into Mexico leveraging our existing LTL brokerage operations there. Given our soon to be expanded, comprehensive and highly efficient network, we’re eager to work with our new colleagues to optimize performance and are very pleased to welcome the entire UPS Freight family to TFI International.”

“In particular, we see compelling opportunities to improve TForce Freight’s efficiency and productivity and apply our proven business model to drive long-term value creation. We look forward to the new TForce Freight thriving in the years ahead under the TFI International umbrella,” Mr. Bedard concluded.

FINANCIAL HIGHLIGHTS

UPS Freight generated approximately US$3 billion in revenue in 2020 and was approximately breakeven from an operating income perspective. The transaction is expected to be accretive to diluted EPS in 2021. Going forward, TFI International expects to realize significant near- and long-term opportunities to improve TForce Freight’s operating margin through separate management of LTL and dedicated TL businesses, operating efficiencies and providing superior products to our customers.

The base enterprise value of the transaction is US$800 million on a cash-free, debt-free basis, subject to closing adjustments and customary post-closing true-ups.

UPS will retain responsibility for all pre-closing pension obligations, taxes, and accident and workers’ compensation liability claims and costs. TFI intends to make targeted investments in the LTL fleet in the first 12 months following the transaction, lowering maintenance costs, improving both efficiency and safety, and enhancing customer service and driver satisfaction.

TIMING AND APPROVALS

The transaction has been unanimously approved by the boards of both TFI and UPS and is expected to close in the second quarter of 2021 subject to customary closing conditions including regulatory approvals.

ADVISORS

Morgan Stanley & Co. LLC and RBC Capital Markets are serving as financial advisors to TFI. Scudder Law Firm, P.C., L.L.O. is serving as legal advisor to TFI.

TRANSACTION ANNOUNCEMENT CONFERENCE CALL

TFI International management will host a conference call today, January 25, at 9:00 am Eastern Time to discuss the transaction. Interested parties in the United States and Canada can access the call by dialing (877) 223-4471, and international participants may dial (647) 788-4922. Business media are also invited to listen to the call. Please dial in 10 minutes prior to the start of the call.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;

•	Less-Than-Truckload;

•	Truckload;

•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release may be “forward-looking information” within the meaning of applicable Canadian securities laws, section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and by the United States Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the acquisition of UPS Freight, anticipated closing thereof, and the anticipated benefits therefrom. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”,

“project”, “seek”, “should”, “target”, “will”, “would” or “continue”, and the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond TFI International’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Closing of the acquisition of UPS Freight and the expected benefits therefrom referred to in this press release are subject to numerous factors, many of which are beyond TFI International’s control, including but not limited to, the failure to fulfill customary closing conditions and other important factors disclosed previously and from time to time in TFI International’s filings with the securities regulatory authorities in each of the provinces of Canada and the SEC. The forward-looking information contained in this press release represents TFI International’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made) and are subject to change after such date. However, TFI International does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

(647) 729-4079

abedard@tfiintl.com